Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: MOKO SOCIAL MEDIA LIMITED

ACN/ARSN: 111 082 485

1. Details of substantial holder (1)

Name: BRADLEY JOHN HARRIS, (AND ASSOCIATED ENTITIES DETAILED HEREIN).

ACN/ARSN (if applicable):

The holder became a substantial holder on 23/11/2016

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY SHARES	83,870,000	83,870,000	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
~~REFER ANNEXURE A.~~		
BRADLEY JOHN HARRIS	BENEFICIAL OWNER	83,870,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
REFER ANNEXURE A.			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER ANNEXURE A.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE A.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BRADLEY JOHN HARRIS	19 BEESON ST, LEICHHARDT NSW 2009

Signature

print name BRADLEY JOHN HARRIS capacity

sign here date 29 / 11 / 2016

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is **Annexure A** of 1 Page referred to in the Form 603 Notice of becoming a substantial holder signed by me and dated 29/11/2016.

....

Brad Harris

4. Details of present registered holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Bradley John Harris	Bradley John Harris		76,000,000
	Brad Harris Investments Pty Ltd ATF <Brad Harris Super Fund>		5,870,000
	Brad Harris Investments Pty Ltd		2,000,000
		Total	83,870,000

5. **Consideration** paid in the four months prior.

Holder of Relevant Interest	Date of acquisition	Consideration (9) Cash	Class and number of securities
Bradley John Harris	23/7/2016 to 23/11/2016	$ 223,083.18	63,400,000
Brad Harris Investments Pty Ltd ATF <Brad Harris Super Fund>	23/7/2016 to 23/11/2016	$ 7,369.85	1,870,000
Brad Harris Investments Pty Ltd	23/7/2016 to 23/11/2016	Nil	Nil

6. Associates

Name and ACN/ARSN (if applicable)	Nature of Association
Brad Harris Investments Pty Ltd ATF <Brad Harris Super Fund>	Director, controlling shareholder and beneficiary.
Brad Harris Investments Pty Ltd ABN 81 068 443 952	Director and controlling shareholder